SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                           (Amendment No. ____)



                              LINC CAPITAL, INC.
                       _______________________________

                               (Name of Issuer)



                   Common Stock, par value $.001 per share
                   _______________________________________

                         (Title of Class of Securities)


                                 501942 10 6
                                 ___________

                                (CUSIP Number)

                              February 1, 2000
                              _________________

                 (Date of Event Which Requires Filing of
                               this Statement)





     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 9.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.







      CUSIP No. 501942 10 6         SCHEDULE 13D
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1     NAME OF REPORTING PERSONS

      Martin E. Zimmerman
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): [        ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

         PF
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5     CHECK IF DISCLOSURE OF ILLEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                            [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
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             NUMBER OF             7      SOLE VOTING POWER
                                            2,816,329
              SHARES                      (see Item 5)
                                   ---------------------------------------------
           BENEFICIALLY            8      SHARED VOTING POWER
                                            none
             OWNED BY                     (see Item 5)
                                   ---------------------------------------------
               EACH                9      SOLE DISPOSITIVE POWER
                                            2,095,450
             REPORTING                    (see Item 5)
                                   ---------------------------------------------
              PERSON               10     SHARED DISPOSITIVE POWER
                                            none
               WITH                       (see Item 5)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,816,329 (see Item 5)

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                            [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.1%
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14    TYPE OF REPORTING PERSON (See Instructions)

         IN
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

ITEM 1            SECURITY AND ISSUER:

     Securities: Common Stock, par value $.001 per share ("Common Stock")

     Issuer: LINC Capital,  Inc. (the "Company") 303 Est Wacker Drive Suite 1000
          Chicago, IL 60601

ITEM 2            IDENTITY AND BACKGROUND:

     The person filing this statement is Martin E. Zimmerman ("MEZ"), the Company's Chairman and Chief Executive Officer. Certain information herein relates to shares held by Robert E. Laing ("REL"), the Company's President and Chief Operating Officer, and Allen P. Palles ("APP"), the Company's Executive and Chief Financial Officer. MEZ disclaims that he, REL and APP are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. MEZ is sometimes referred to as the Reporting Person. The Reporting Person previously reported his holdings of Common Stock on
     Schedule 13G pursuant to Rule 13d-1(d). However, because of his acquisition of warrants as described below he is now reporting such acquisition and his holdings on this statement.

     The business address of the Reporting Person is the Company's principal offices at the address specified in Item 1. The Reporting Person is a citizen of Illinois. The principal occupation of the Reporting Person is as specified above.

ITEM 3            SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION:

     The Reporting Person used his personal funds to acquire the Common Stock he has paid for and will use his personal funds to acquire other Common Stock which he beneficially owns but which he has not yet paid for such as Common Stock subject to options and warrants (see Items 4 and 5 below).

     The amount paid by the Reporting Person for the Common Stock he has paid for (including the purchase of shares of predecessor companies which became Common Stock) is approximately $104,500.

ITEM 4            PURPOSE OF TRANSACTION:


     A significant portion of the shares of Common Stock beneficially owned by the Reporting Person was acquired by him for investment prior to the Company's initial public offering. See Item 5 below. The remaining shares beneficially owned, as described in Item 5, (a) were, as to some shares, purchased subsequent to that time in the open market for investment,
     (b) are, as to other shares, covered by stock options granted by the Company, and (c) are, as to other shares, covered by warrants which were issued in connection with a private placement on February 1, 2000 to the Reporting Person and other investors of preferred stock. Any Common Stock which may be acquired upon exercise of the options or warrants will be purchased for investment. The stock options were granted without payment as executive incentives. The warrants were granted, without separate consideration, as part of the purchase of the privately placed preferred stock and as an incentive for the investors to purchase such preferred stock. The purpose of the preferred stock and warrant placement was to permit the Company to repay a portion of its indebtedness under its Senior Credit Facility and to induce the Senior Credit Facility lenders to extend the availability of such facility. The Reporting Person does not currently have any plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 to Schedule 13D. However, as previously announced publicly by the Company, the Company has engaged U.S. Bancorp Piper Jaffray to investigate strategic alternatives to optimize shareholder value and such alternatives could, if and when pursued by the Company's Board of Directors, result in one or more of such actions, including the merger, reorganization or liquidation of the Company or a sale of a material amount of its assets.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

     (a) As of February 1, 2000, the Reporting Person was the beneficial owner of 2,816,329 shares of Common Stock (or 52.1%) assuming 5,265,050 shares outstanding), consisting of (i) 1,320,776 shares through direct beneficial ownership (including for this purpose 21,053 shares held by his wife and 49,391 shares covered by options which were or would within 60 days become exercisable and the warrants then exercisable), (ii) 624,674 shares as trustee under trusts for the benefit of two of his children, (iii) 40,000 shares as trustee of the Martin E. Zimmerman Foundation, (iv) 23,000 as Chairman of the Board of LFC Capital, Inc., (v) 281,333 shares beneficially owned by REL (including shares covered by options which were or would within 60 days become exercisable), 292,560 shares beneficially owned by APP (including shares covered by options which were or would within 60 days become exercisable) and 146,986 shares beneficially owned by Mr. A. Luc Pols ("Pols") that are subject to proxies held by MEZ, and (vi) 87,000 shares covered by warrants he acquired on such date from the Company in connection with his purchase of preferred stock of the Company in a private placement. Under the terms of the warrants, they become exercisable for additional shares at the end of each month from February through September 2000 at a rate of 21,750 per month if the Company has not been sold.

     (b) By virtue of his beneficial ownership described above, the Reporting Person on February 1, 2000 had (including for this purpose shares covered by options which were or would within 60 days become exercisable and the warrants then exercisable) the sole power to vote or direct the vote of 2,816,329 shares of Common Stock, the sole power to dispose or direct the disposition of 2,095,450 shares and the shared power to vote or direct the vote of or to dispose or direct the disposition of no shares.



     (c) Transactions by the Reporting Person in the Common Stock within the past sixty days consists of his acquisition of the warrants described above on February 1, 2000 in the manner so described.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As noted at Item 5(a) and (b) above, MEZ has a proxy and right of first refusal over the shares beneficially owned by REL, APP and Pols.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

     Attached hereto as Exhibit 1 is a copy of the proxies referred to in Item 6


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 29, 2000


                                       ---------------------------------------
                                       BY: /s/ Martin E. Zimmerman